Exhibit 99.8

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Yemen LNG Starts Second Natural Gas Liquefaction Train
Paris, April 2, 2010 - Total announces that the second train of the Yemen LNG natural gas liquefaction plant has started production. Combined with liquefied natural gas (LNG) production from the first train, commissioned on October 15, 2009, it will enable the Yemen LNG plant to reach its full capacity.
Facts and figures about the Yemen LNG project:
–	A $4.5 billion investment, the biggest ever made in Yemen.

–	A 320-kilometre gas pipeline carries feed gas from Block 18 in central Yemen’s Marib region to the Balhaf liquefaction plant on the country’s southern coast.

–	With the startup of the second train, total production capacity reaches 6.7 million tons of LNG per year, equal to a hundred cargos to be delivered each year over 25 years. Since the start-up of the first train, 18 cargos have already been delivered to South Korea, the United States, China, Spain and Mexico.
“The commissioning of the second Yemen LNG train ahead of schedule represents another major step in the history of our partnership in Yemen, where we have been present for over twenty years” said Yves-Louis Darricarrère, President of Total Exploration & Production. “I would like to thank our project teams for their commitment, hard work and constant attention to industrial safety. Thanks to them, the first liquefaction train had reached its plateau production very quickly. This start-up will cement Total’s position as a top-tier global LNG producer.”
Total is the main shareholder in Yemen LNG, with an interest of 39.62%, alongside state-owned Yemen Gas Company (16.73%), Hunt Oil Company (17.22%), SK Energy (9.55%), Korea Gas Corporation (6%), Hyundai Corporation (5.88%) and Yemen’s General Authority for Social Security and Pensions (GASSP, 5%).
The people behind the project
Yemen LNG supports the local economy by creating jobs for locals — as many as several thousand during the construction phase — and by deploying a major sustainable development program covering water, public health, education, fishing and agriculture.
Total and its partners have recruited and trained Yemen LNG’s technical and administrative team representing 700 people. Local employees have acquired, through a three-year dedicated training program in both Sanaa and Balhaf, the necessary skills for the conduct of the operations. In the future, Yemenis will make

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
up about 90% of Yemen LNG’s workforce, occupying positions in all areas including operations, administration, support and management.
Total in Yemen
Total has been present in Yemen since 1987. The current production operated by the Group amounts to 62,000 barrels of oil equivalent per day. Total holds interests in the two main oil basins, as the operator on Block 10 (Masila Basin, East Shabwa permit, 28.57%) and as a partner on Block 5 (Marib Basin, Jannah permit, 15%).
Total strengthened its position in onshore exploration through the acquisition of a 30.9% interest in Block 70 in 2008 following the purchase of a 40% share in Blocks 69 and 71 in 2007.
Total and LNG
Total is a leading producer in the LNG sector, with strong and diversified positions worldwide. Total is active in most of the major LNG producing regions as well as main LNG markets and continues to develop LNG as a key component of its development strategy.
The Group produces LNG in Indonesia, Qatar, the United Arab Emirates, Oman, Nigeria and Norway. The start up of Yemen LNG and Qatargas 2 Train 5 will increase Total’s LNG production by around 40% in 2010. Angola LNG, which is currently under construction, will complement this portfolio in 2012.
New liquefaction projects are currently being studied, including Shtokman in Russia in partnership with Gazprom and Ichthys in Australia in partnership with Inpex.
The Group also secured long-term access to LNG re-gasification capacity located in key LNG markets: North America (Sabine Pass in the United States and Altamira in Mexico), Europe (Fos Cavaou in France and South Hook Terminal in the United Kingdom) and Asia (Hazira in India).
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com